December 17, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Attention:  John Cash, Accounting Branch Chief

Re:	Toda International Holdings, Inc.
Form 20-F for the year ended December 31, 2013
Filed July 11, 2014
File No. 0-52346

Dear Mr. Cash:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the SEC) with respect to the above-referenced filings on Form 20-F of Toda International Holdings, Inc., a Cayman Islands exempted company (the “Company” or “Toda”), in your letter dated November 19, 2014 (the “Comment Letter”) addressed to Ms. Yue Kou, Chief Financial Officer of the Company.

We are writing to respond to the comments and, where appropriate, to show you what the applicable revisions will look like in future filings.  The numbered paragraphs and headings below correspond to the numbers and headings set forth in your Comment Letter.

Form 20-F for the period ended December 31, 2013

Item 4. Information on the Company, page 19

A History and Development of the Company, page 19

1.	We understand from your response to prior comment 1 that there have been no new transactions that are inconsistent with Section 13(k) since March 15, 2011, the date the company became subject to Section 13(k). However, please be aware that Section 13(k) of the Exchange Act prohibits issuers and their subsidiaries not only from extending credit, but also from maintaining credit in the form of a personal loan to or for any director or executive officer, or equivalent thereof, of the issuer. Please provide us with a detailed analysis of the extent to which these provisions of Section 13(k) are applicable to the outstanding loans from Dalian Xinding to Pi Jia Liu, Zong Li Li and Chuan-Tao Zheng.

Please note that the cited loan agreements were formulated solely for the purposes of establishing the Variable Interest Entity (“VIE”) structure under Chinese law as a necessary and well accepted step in preparing a Chinese operating company to go public in the U.S.  The most recent example of the use of VIE related loan agreements appears in the recent initial public offering of Alibaba Group Holding Limited.  Alibaba is a Chinese internet company that was the biggest IPO in U.S. capital market history.  The VIE loan agreements relating to Alibaba appear as Exhibit 10.10 in the Form F-1 of the company that was filed on May 6, 2014 with the Commission, and declared effective by the Commission on September 18, 2014.

Consolidated Statement of Cash Flows, page F-7

2.	Please provide the detailed reconciliation you reference in your response to comment eight of our letter dated September 30, 2014. We may have further comments upon review of this reconciliation.

We have recorded all the advances, trade receivables and payables with related parties in the same account. The balances would be used for the partial settlement of the receivables and payables. In the directors' point of view, as there are common directors in the Company and the related companies who also are in key control positions in managing daily operations, there is enforceable right to allow the setting off of receivables and payables. Thus we have shown the balances took place during the year to trade receivables and payables to reflect the actual cashflows of the operating activities.

The detailed reconciliation are as follows:

Due from related party	USD
Balance at 2013.1.1	3,463,543
Movement for the year:
Net increase in accounts receivables	4,913,049	(a)
Net decrease in accounts payables	5,889,682	(i)
Cash advances to related companies	2,000,666
Repayment from related companies	(10,921,318)
Repayment of short term loan	(50,724)
Net decrease in other deposits	(1,628)
Effect on change of exchange rates	127,372
Balance at 2013.12.31	5,420,643

Accounts receivable
Balance at 2013.1.1	17,832,844
Provision for doubtful debts	(235,755)
Net increase in accounts receivable	3,094,090	(b)
Effect on change of exchange rates	560,950
Balance at 2013.12.31	21,252,129

Accounts payable
Balance at 2013.1.1	(10,485,324)
Reclassification from due to related parties	24,231	*
Net increase in accounts payable	(3,659,001	)(ii)

Effect on change of exchange rates	(358,072)
Balance at 2013.12.31	(14,478,166)

Due to related parties
Balance at 2013.1.1	(137,703)
Reclassification to accounts payable	(24,231	)*
Effect on change of exchange rates	(4,363)
Balance at 2013.12.31	(166,297)

So, total net increase in accounts receivable	8,007,139	= (a) + (b)

So, total net increase in accounts payable	2,230,681	= (i) + (ii)

The Company’s management acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 011-86-(411) 8278-9758 should you require additional information or have any questions.

Very truly yours,

Yue Kou
Chief Financial Officer